Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-144723

Date: September 7, 2007

Yamana Gold Inc. has placed the attached advertisement concerning the Offer by Yamana Gold Inc. for all of the outstanding common shares of Meridian Gold Inc. in the Globe & Mail and the National Post on September 7, 2007.

ATTENTION MERIDIAN GOLD SHAREHOLDERS IT’S TIME FOR A CHANGE. There are no other superior alternatives. There is no greater value. The decision is clear. The Yamana Gold proposal offers the best value for Meridian shareholders. Yamana Gold urges you to tender your shares TODAY in order to become part of this very exciting future. YAMANA GOLD + MERIDIAN + NORTHERN ORION = A WINNING COMBINATION A Leader in Production Growth Sustainable annual production of 1.5 Moz by 2009 Low Cash Cost Producer Sustainable cash cost below zero Superior Free Cash Flow and Operating Cash Flow Cash Balances growing to approximately $2.4 billion(1) by end of 2010 Best returns amongst peers Compounded annual rate of return higher than peer group Return on invested capital amongst the highest in the industry Diversification, Optionality and Flexibility Geographical diversity, asset mix, metal mix, providing flexibility to deliver value Attractive Relative Valuation Expected value proposition for all “New Yamana” shareholders Highly Liquid Gold Vehicle Combined daily average trading volume of C$166M through 3 leading global stock exchanges NOw IS THE TIME TO TENDER YOuR SHARES. DON’T MISS THIS ExCITING INvESTMENT OppORTuNITY. Meridian shares have delivered bottom quartile performance in each of the past three years. In this period, Yamana achieved a compound annual rate of return of 65% for shareholders compared to 15% for Meridian. The shares you will receive as consideration will provide exposure to significantly greater gold growth than what Meridian expects to deliver on its own. Pro forma Yamana Gold will produce more than 1.5 million low-cost gold ounces per year by 2009, with the majority of its growth coming from existing Yamana gold projects. For more compelling facts about the Yamana Gold offer please visit www.yamana.com.

For answers to your questions or for assistance in tendering your shares or completing your letter of transmittal, please call KINGSDALE SHAREHOLDER SERVICES INC., TOLL FREE AT (866) 879-7644. Yamana is offering C$ 4.00 in cash and 2.235 Yamana shares per Meridian share and encourages Meridian shareholders to tender by not later than Monday, September 10th. Yamana’s offer expires Tuesday, September 11th, 2007. Please note, banks and brokers may have a shorter deadline and will need to contact their brokers with tender instructions. A gold company with a vision for the future. IMPORTANT NOTICE: This communication does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer as amended by a notice of variation and extension and is mailing the offer and take-over circular and notice of variation and extension to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular, the notice of variation and extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notice of variation and extention and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, the notice of variation and extension and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department. No action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this document or any other publicity material relating to the Yamana offer, in any country or jurisdiction where action for that purpose is required. Accordingly, neither this document nor any other material in relation to the Yamana offer may be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. In the United Kingdom, the Yamana offer is being made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders who are (or who are acting on behalf of) “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. (1) Assumes the exercise of all “in-the-money” options and warrants.